October 23, 2009

Albert Winemiller
Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **Re:** **PROS Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-33554**

Dear Mr. Winemiller:

     We have reviewed your response letter dated October 7, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 23, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.   We note your response to prior comment 2 and continue to believe that disclosure regarding bookings/backlog and their potential impact on future revenues would provide readers information necessary to an understanding of your financial condition, changes in financial condition and results of operations and enable investors to see the company through the eyes of management, which is one of the primary objectives of MD&A. We acknowledge your concerns with respect to the timing of implementation services, including potential delays of the implementation periods, and how these potential delays make it difficult to

reasonably estimate the timing of revenue recognition past near-term quarters. Therefore, while we continue to believe you should provide the information required by Item 101(c)(1)(viii) of Regulation S-K, to the extent that the Company believes its ability to reasonably estimate the timing of revenues from these firm-commitment orders may vary due to unanticipated changes in implementation schedules, then indicate as such in your backlog discussion. We refer you to SEC Release 33-8350.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief